FORM OF PROXY

The undersigned shareholder of THE JEAN COUTU GROUP (PJC) INC. (the “Company”), hereby appoints MR. JEAN COUTU, of Montreal, Quebec, or, failing him, MR. FRANÇOIS J. COUTU of Montreal, Quebec, or, instead of either of them, as his proxy to attend the ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE COMPANY (the “Meeting”) to be held at the Head Office of the Company at 551, Bériault Street in Longueuil, Province of Quebec, Canada, on Tuesday, September 19, 2006 at 9:30 a.m. and any adjournment thereof, and to act on his behalf with full power of substitution and any other powers that the undersigned can exercise in person with respect to the shares represented by this proxy, including the right to act and to vote in accordance with his best judgement with respect to any amendment or variation to the matters identified in the Notice of the Meeting and also to any new matter that could be duly submitted at the Meeting.

Express instruction is hereby given to the proxy to vote or to abstain from voting as indicated below:

	For	Abstention
1. To elect as Directors the persons named in the Management Proxy Circular accompanying this Proxy.
2. To appoint Deloitte & Touche L.L.P. as auditors and to authorize the Directors to fix their remuneration.
	For	Against
3. To approve the amendments to the Stock Option Plan, as described in the Management Proxy Circular accompanying this Proxy.

This proxy is solicited by the Management of the Company and the Management hereby undertakes that the shares represented by this proxy will be voted or withheld from voting in accordance with the instructions given by the shareholder on any ballot that may be called for. Unless otherwise indicated, the voting rights attached to the shares represented by this proxy will be voted IN FAVOUR of all measures enumerated above and further described in the Management Proxy Circular.

Date : ........................................... Signature of Shareholder :........................................................................................

NOTE 1: This form of proxy must be executed by the shareholder or his proxy duly authorized in writing or, if the shareholder is a corporation, by an officer or a proxy duly authorized by it. If this proxy is not dated, it shall be deemed dated as of the day it was mailed by the Company or by its transfer agent.

NOTE 2: Reference is made to the accompanying Notice of the Annual General and Special Meeting of the shareholders and to the accompanying Management Proxy Circular.

NOTE 3: A shareholder has the right to appoint a person to attend and act for him and on his behalf at the Meeting other than the persons designated above and may do so by striking out the names of the persons indicated in the Form of Proxy and by inserting such other person’s name in the blank space provided for that purpose. That other person need not be a shareholder of the Company.

NOTE 4: The Management is not aware of any new matters nor of any amendment or variation to the matters identified in the Notice of the Meeting to be presented for action at the Meeting, nor does it foresee that such possibilities might occur. If, however, any such matters should properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgement pursuant to the discretionary authority conferred by this Proxy with respect to such matters.